8020 Arco Corporate Drive PO Box 90068 (27675) Raleigh, NC 27617
Tel: 919.431.1000
Fax: 919.431.1180

October 28, 2015

VIA EDGAR AND EMAIL

Jay Ingram, Esq.

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 4631

Washington, D.C. 20549

Re:	Stock Building Supply Holdings, Inc.
Registration Statement on Form S-4
File No. 333-206421

Dear Mr. Ingram:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Stock Building Supply Holdings, Inc. (the “Registrant”), respectfully requests acceleration of effectiveness of the above-captioned Registration Statement so that it may become effective on Wednesday, October 28, 2015, at 12:00 noon, Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request, the Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

October 28, 2015

•	the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this request to Gary E. Thompson of Hunton & Williams LLP at (804) 788-8787. Thank you for your continued assistance.

Very truly yours,

STOCK BUILDING SUPPLY HOLDINGS, INC.

By:	/s/ C. Lowell Ball
C. Lowell Ball Senior Vice President and General Counsel

cc:	Mr. Peter C. Alexander, Building Materials Holding Corporation
Sean D. Rodgers, Esq., Kirkland & Ellis LLP
Gary E. Thompson, Esq., Hunton & Williams LLP
Douglas S. Granger, Esq., Hunton & Williams LLP